

Mail Stop 3561

May 6, 2010

Mr. Yangkan Chong
Chief Executive Officer
China New Energy Group Company
20/F, Center Plaza, No. 188 Jie Fang Road
He Ping District, Tianjin, 300042
People's Republic of China

      Re: China New Energy Group Company
              Item 4.02 Form 8-K
              Filed April 15, 2010
              Amendment No. 1 to Form 8-K
              Filed April 26, 2010
              File No. 1-32691

Dear Mr. Chong:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief